

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2012

Via E-Mail
Mr. Michael Mathews, Chairman
Wizard World, Inc.
1350 Avenue of the Americas, 2nd Floor
New York, New York 10019

> **Re: Wizard World, Inc.**
> **Form 8-K/A**
> **Filed February 1, 2012**
> **File No. 000-33383**

Dear Mr. Mathews:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A, filed February 1, 2012

General

1. We note that you anticipated filing your quarterly reports on forms 10-Q for the quarterly periods ended March 31, 2010, June 30, 2010 and September 30, 2010 on or before February 13, 2012. We note that no revised filings have been made to date. Please advise us of your updated timeline for filing your missing Exchange Act reports.

Business, page 3
Company History, page 4

2. We note the extensive deletions in this section. Please advise us why the deleted disclosure, such as the background of the business of Kick the Can and the disclosure related to the Exchange Agreement, is not material to investors or revise to add back such disclosure.

Executive Compensation, page 33

3. We note your response to comment six of our letter dated December 19, 2011. Please revise your disclosure to quantify the payments you discuss for each termination or change in control event. In addition, we note the discussion of the compensation to be paid to Mr. Shamus in connection with his resignation on page 50. Please quantify the amount paid or to be paid.

4. We note the disclosure in footnote two to the summary compensation table that the company determined the loan to Wizard Entertainment was uncollectable and was determined to be compensation to Mr. Shamus due to his control of the company. Please revise the summary compensation table to reflect such amount in the all other compensation column.

Certain Relationships and Related Transactions, page 31

5. Please clarify in the second paragraph of this section the relationship between Gareb Shamus Enterprises and Wizard Entertainment. You state the promissory note was entered into with Gareb Shamus Enterprises but then state that the amount was determined to not be collectible from Wizard Entertainment. The disclosure in this paragraph is unclear and should be revised. In addition, since the note was secured by all the assets of Gareb Shamus Enterprises, clarify whether you have any recourse to collect such amounts.

6. We note your revised disclosure in response to comment eight of our letter dated December 19, 2011 and we reissue the comment. Please revise to clarify as of what specific date the outstanding balances of your debt transactions have been disclosed. In addition, please clarify how these transactions relate to Wizard World Inc. and its predecessor and tell us how you accounted for these transactions. We continue to note that these transactions do not appear to be reflected in the financial statements. Furthermore, it appears that you may be using the reference to "Conventions" in this section differently than as disclosed at the beginning of the Form 8-K. For instance, you refer to acquiring the domain name and intellectual property rights from Conventions. However, the disclosure on page one reflects that the company acquired Conventions. Please provide clear disclosure throughout this section of these related party transactions.

7. It appears that you have discussed the October 27, 2010 promissory note to Gareb Shamus Enterprises twice in this section. These two discussions are not consistent with each other. Please revise accordingly.

8. We reissue comment nine of our letter dated December 19, 2011. Please provide the disclosure require by Item 404(a)(5) of Regulation S-K for each debt transaction.

<u>Security Ownership of Certain Beneficial Owners and Management, page 32</u>

9. Please remove the statement that all of the shares of common stock outstanding are fully paid and non-assessable, as such statement is a legal conclusion that you are not qualified to make.

10. While we note that Mr. Shamus is no longer an officer or director of the company, since he was at the time of the filing of the initial Form 8-K, please add back the disclosure regarding Mr. Shamus in the appropriate sections, such as the beneficial ownership table.

<u>Exhibits</u>

11. We note your response to comment 10 of our letter dated December 19, 2011 and we reissue the comment. We are unable to locate an amendment to the Form 8-K filed August 30, 2011. In addition, the Exhibit 10.1 filed with the Form 8-K/A filed February 1, 2012 appears to differ from the Exhibit 10.1 as filed with the August 30, 2011 Form 10-K. That Exhibit 10.1 was dated as of August 2011, while the other one is dated December 6, 2010. Please file Exhibit 10.1 to the Form 8-K dated August 30, 2011 in its entirety.

<u>Consolidated Financial Statements, page F-1</u>

12. We note in your response to our prior comment 12 that you planned to file a waiver request by February 3, 2012 regarding the inclusion of financial statements of Wizard Conventions as of and for the year ended December 31, 2008. In addition, since the merger occurred on December 7, 2010, historical premerger financial statements of Conventions should not be presented as of and for the year ended December 31, 2010. We have not yet received the waiver request. Please provide us with your updated plans to file this request.

13. We note your response to our prior comment 13. Your response indicates that Wizard World loaned the amounts to Gareb Shamus Enterprises and that the transaction is presented in the post-merger financial statements included in the Form 10-K. However, you disclose on page 32 of the amended Form 8-K that on October 27, 2010, Conventions loaned to Gareb Shamus Enterprises an aggregate principal amount of $329,807.49 and an additional amount of $11,079.84 in interest was accrued. Since the historical financial statements in the Form 8-K are those of Conventions and October 27, 2010 precedes the date of the merger, please tell us how this transaction is reflected within those financial statements and also explain the difference between this transaction and the apparently identical transaction between Kick the Can Corp and Gareb Shamus Enterprises that is disclosed on page 31.

Pro forma Financial Information, page F-16

14. Please expand the notes to the pro forma financial statements to quantify and explain the specific nature of each of the adjustments (and the individual amounts that have been aggregated or netted into each adjustment presented).

15. Explain to us why the $1,600 receivable from Kick the Can Corp was eliminated and the $31,959 prepaid expense was added as pro forma adjustments.

16. If you believe Kick the Can Corp is one of the accounting acquirers, please advise as we cannot determine why it is included in the pro forma presentation when no audited financial statements of Kick the Can Corp were presented separately or on a combined basis with Conventions. Please advise.

17. We note you have combined the accumulated deficit of all three entities in the pro forma balance sheet. Please note that only the accumulated deficit of the accounting acquirer(s) should be brought forward as the pro forma balance of accumulated deficit. The historical accumulated deficit of the shell company should be eliminated against Additional Paid-in Capital. Please revise or tell us why you believe this adjustment is not necessary.

18. Please note that only the results of operations of the accounting acquirer(s) are brought forward to the pro forma results of operations. Please revise to present as eliminating adjustments the results of operations of the shell company.

19. We note you have not yet received an accommodation to provide financial statements for periods beyond the date of the merger in the Form 8-K. Please file that waiver request and if granted, please clearly separate the activity recorded for the period December 8 through December 31 from your other pro forma adjustments. Other disclosures may be required regarding the content of the results of operations for that period.

Form 10-K for Fiscal Year Ended December 31, 2010

20. We note that your much of your filing includes disclosure for 2011 and 2012 rather than as of your fiscal year end, December 31, 2010. Please note that you may include additional material information to the extent necessary to make the required information not misleading. See Exchange Act Rule 12b-20. Such additional material information may not be a substitute for the Form 10-K required information for the period covered by the report. Please revise your filing accordingly.

21. Please revise the disclosure to comply with the comments issued on the Form 8-K, as applicable.

Subsequent Business Operations, page 3

22. Please specify when in the further quarter you launched the Wizard World Entertainment Network. In addition, we note the reference to www.toywiz.com as a third party site. Please clarify who owns the site and the terms of the agreement relating to this third party site and your planned arrangements for any additional agreements with other third party sites.

23. We note the statement that you plan on focusing on six of the most popular conventions. Please clarify whether this means you will only hold six conventions in 2012. If so, this appears to be a material reduction in the amount of conventions, down from nine in the prior two years. Please discuss in greater detail the reduction in conventions, and the reasons for the reduction.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

24. We note that Mr. Shamus is no longer an officer or director of the company. Please discuss any impact his leaving the company has had or may have upon your business operations and or business plans. In particular we note the prior risk factor in the Form 8-K regarding your dependence upon the services provided by Mr. Shamus.

Item 10. Directors, Executive Officers and Corporate Governance, page 28

25. Please provide the information required by Item 401(e) of Regulation S-K for Messrs. Shamus and Fields, since they were officers and directors as of the fiscal year ended December 31, 2010.

26. Please discuss Mr. Mats' business experience from July 2007 until June 2010.

Item 11. Executive Compensation, page 31

27. Please revise to provide summary compensation information for the past two fiscal years, as required by Item 402(n) of Regulation S-K. See Instruction 1 to Item 402(n).

28. Please file the consulting agreement with Mr. Mathews as an exhibit. Please file the director agreements as exhibits.

Item 13. Certain Relationships and Related Transactions, page 38

29. Please disclose all related party transactions in this section, as required by Item 404 of Regulation S-K. For instance, we direct your attention to the related party note payable in the financial statements.

Exhibits

30. Please file as exhibits or incorporate by reference to those material contracts, as required by Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel at (202) 551-3727 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director